Registration Statement No. 333-217200

Filed Pursuant to Rule 433

Subject to Completion, dated February 1, 2019

Pricing Supplement to the Prospectus dated April 27, 2017, the Prospectus Supplement dated September 23, 2018 and the Product Supplement dated May 1, 2017

US$ ●

Bullish Enhanced Return Barrier Notes due February 28, 2020

Linked to Raymond James Analysts’ Best Picks® for 2019

•	The notes are designed for investors who seek a 150% leveraged positive return based on any appreciation in the value of an equally weighted basket (the “Basket”) consisting of the equity securities (each a “Basket Component”) of 14 publicly traded companies that are not affiliated with us (each, a “Basket Component Issuer”). The Basket Components were selected in December 2018 by the Equity Research Department at Raymond James & Associates, Inc. (“Raymond James”), as the Raymond James Analysts’ Best Picks® for 2019. The Basket Components are listed on page P-2 below. This pricing supplement contains a description of the criteria used to select the Basket Components for inclusion in the Basket. See “Raymond James Analysts’ Best Picks® for 2019.” Investors should be willing to accept a payment at maturity that is capped at the Maximum Redemption Amount (as defined below), be willing to forgo periodic interest and, if the value of the Basket decreases by more than 10%, be willing to lose 1% of their principal amount for each 1% that the value of the Basket decreases from its value on the pricing date.
•	Investors in the notes may lose up to 100% of their principal amount at maturity.
•	The Maximum Redemption Amount will be $[1,130 - 1,155] for each $1,000 in principal amount (a [13 - 15.50]% return).
•	Any payment at maturity is subject to the credit risk of Bank of Montreal.
•	The notes do not bear interest. The notes will not be listed on any securities exchange.
•	The notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000.
•	The offering is expected to price on February 15, 2019, and the notes are expected to settle through the facilities of The Depository Trust Company on February 21, 2019.
•	The notes are scheduled to mature on February 28, 2020.
•	The CUSIP number of the notes is 06367WHE6.
•	Our subsidiary, BMO Capital Markets Corp. (“BMOCM”), is the agent for this offering. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.
•	The notes will not be subject to conversion into our common shares or the common shares of any of our affiliates under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act (the “CDIC Act”).

Investing in the notes involves risks, including those described in the “Selected Risk Considerations” section beginning on page P-6 of this pricing supplement, the “Additional Risk Factors Relating to the Notes” section beginning on page PS-5 of the product supplement, and the “Risk Factors” section beginning on page S-1 of the prospectus supplement and on page 8 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the accuracy of this pricing supplement, the product supplement, the prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

The notes will be our unsecured obligations and will not be savings accounts or deposits that are insured by the United States Federal Deposit Insurance Corporation, the Deposit Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency or instrumentality or other entity.

On the date of this preliminary pricing supplement, the estimated initial value of the notes is $969.50 per $1,000 in principal amount. The estimated initial value of the notes on the pricing date may differ from this value but will not be less than $955 per $1,000 in principal amount. However, as discussed in more detail in this pricing supplement, the actual value of the notes at any time will reflect many factors and cannot be predicted with accuracy.

	Price to Public(1)	Agent’s Commission(1)	Proceeds to Bank of Montreal

Per Note	US$1,000	US$12.50	US$987.50

Total	US$ ●	US$ ●	US$ ●

(1)	$12.50 per $1,000 in principal amount per note will be received by Raymond James for its services acting as an agent in connection with the distribution of the notes, together with an additional license fee of $7.50 per $1,000 in principal amount. Please see “Supplemental Plan of Distribution (Conflicts of Interest)” and “Description of the Basket Components—License Agreement” in this pricing supplement.

BMO CAPITAL MARKETS

Key Terms of the Notes

Underlying Asset:	An equally weighted basket consisting of the equity securities of 14 publicly traded companies. The 14 Basket Components, their respective Weighting Percentages and their Initial Basket Component Levels are indicated in the table below.

Payment at Maturity:

If the Percentage Change multiplied by the Upside Leverage Factor is greater than or equal to the Maximum Return, the payment at maturity for each $1,000 in principal amount of the notes will equal the Maximum Redemption Amount.

If the Percentage Change multiplied by the Upside Leverage Factor is positive but is less than the Maximum Return, then the amount that the investors will receive at maturity will equal:

Principal Amount + [Principal Amount × (Percentage Change x Upside Leverage Factor)]

If the Percentage Change is negative, but not less than the Barrier Percentage, then investors will receive the principal amount of the notes.

If the Percentage Change is less than the Barrier Percentage, the amount that the investors will receive at maturity will equal:

Principal Amount + (Principal Amount × Percentage Change)

Barrier Percentage:	-10%

Upside Leverage Factor:	150%

Maximum Return:	[13 - 15.50]%

Maximum Redemption Amount:	The payment at maturity will not exceed the Maximum Redemption Amount of $[1,130 - 1,155] per $1,000 in principal amount of the notes.

Initial Level:	Set to 100 on the pricing date.

Final Level:	Initial Level x (1 + Percentage Change)

Percentage Change:	The sum of the Weighted Percentage Change for each Basket Component.

Weighted Percentage Change:	With respect to each Basket Component, the product of (a) its Weighting Percentage and (b) its Component Change.

Component Change:	With respect to each Basket Component: Final Basket Component Level – Initial Basket Component Level Initial Basket Component Level

Initial Basket Component Level:	With respect to each Basket Component, its closing price on the pricing date, as determined by the calculation agent. The Initial Basket Component Level of each Basket Component is subject to adjustment as described in the section “General Terms of the Notes—Anti-dilution Adjustments” of the product supplement.

Final Basket Component Level:	With respect to each Basket Component, its closing price on the Valuation Date.

Raymond James Analysts’ Best Picks® for 2019	Basket Component	Ticker	Initial Basket Component Level
	Aaron's, Inc.	AAN	$●
	Alaska Air Group, Inc.	ALK	$●
The Basket:	The All State Corporation	ALL	$●
	Alibaba Group Holding Limited	BABA	$●
	Becton, Dickinson and Company	BDX	$●
	CBRE Group, Inc.	CBRE	$●
	CVS Health Corporation	CVS	$●
	ICU Medical, Inc.	ICUI	$●
	Incyte Corporation	INCY	$●
	Marathon Petroleum Corporation	MPC	$●
	O’Reilly Automotive, Inc.	ORLY	$●
	RingCentral, Inc.	RNG	$●
	Spotify Technology S.A.	SPOT	$●
	Worldpay, Inc.	WP	$●

Pricing Date:	On or about February 15, 2019.

P-2

Settlement Date:	On or about February 21, 2019, as determined on the pricing date.

Valuation Date:	On or about February 25, 2020, as determined on the pricing date.

Maturity Date:	On or about February 28, 2020, as determined on the pricing date.

Automatic Redemption:	Not applicable

Calculation Agent:	BMOCM

Selling Agent:	BMOCM

The pricing date and the settlement date are subject to change. The actual pricing date, settlement date, Valuation Date and maturity date will be set forth in the final pricing supplement.

We may use this pricing supplement in the initial sale of the notes. In addition, BMOCM or another of our affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale. Unless our agent or we inform you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

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Payoff Example

The following table shows the hypothetical payout profile of an investment in the notes, reflecting the Upside Leverage Factor of 150% and a hypothetical Maximum Redemption Amount of $1,130. Please see the hypothetical examples below for more detailed examples.

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Additional Terms of the Notes

You should read this pricing supplement together with the product supplement dated May 1, 2017, the prospectus supplement dated September 23, 2018 and the prospectus dated April 27, 2017. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours or the agent. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Relating to the Notes” in the product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement dated May 1, 2017: https://www.sec.gov/Archives/edgar/data/927971/000121465917002869/c427173424b5.htm

•	Prospectus supplement dated September 23, 2018: https://www.sec.gov/Archives/edgar/data/927971/000119312518280416/d624491d424b5.htm

•	Prospectus dated April 27, 2017: https://www.sec.gov/Archives/edgar/data/927971/000119312517142728/d254784d424b2.htm

Please note that references in the product supplement to the prospectus supplement will be deemed to refer to the prospectus supplement dated September 23, 2018.

Our Central Index Key, or CIK, on the SEC website is 927971. As used in this pricing supplement, “we,” “us” or “our” refers to Bank of Montreal.

We have filed a registration statement (including a prospectus) with the SEC for the offering to which this document relates. Before you invest, you should read the prospectus in that registration statement and the other documents that we have filed with the SEC for more complete information about us and this offering. You may obtain these documents free of charge by visiting the SEC’s website at http://www.sec.gov. Alternatively, we will arrange to send to you the prospectus (as supplemented by the prospectus supplement and product supplement) if you request it by calling our agent toll-free at 1-877-369-5412.

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Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket or the Basket Components. These risks are explained in more detail in the “Additional Risk Factors Relating to the Notes” section of the product supplement.

•	Your investment in the notes may result in a loss. — The notes do not bear interest, and you may lose some or all of your investment. There is no minimum percentage of your principal that you are entitled to receive under the terms of the notes. The payment at maturity will be based on the Final Level, and whether the Final Level of the Underlying Asset on the Valuation Date has declined from the Initial Level. If the Percentage Change is less than the Barrier Percentage, you will lose 1% of the principal amount of your notes for each 1% that the Final Level is less than the Initial Level. Accordingly, you could lose up to 100% of the principal amount of the notes.

•	Your return on the notes is limited to the Maximum Redemption Amount, regardless of any appreciation in the level of the Underlying Asset. — You will not receive a payment at maturity with a value greater than the Maximum Redemption Amount per $1,000 in principal amount of the notes. This will be the case even if the Percentage Change multiplied by the Upside Leverage Factor exceeds the Maximum Return.

•	Any increase in the price of one or more Basket Components may be offset by decreases in the price of one or more other Basket Components. — The price of one or more Basket Components may increase while the price of one or more other Basket Components decreases. Therefore, in determining the value of the Basket at any time, increases in the price of one Basket Component may be moderated, or wholly offset, by decreases in the price of one or more other Basket Components.

•	Your investment is subject to the credit risk of Bank of Montreal. — Our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our ability to pay the amount due at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

•	Potential conflicts. — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We or one or more of our affiliates may also engage in trading securities included in the Basket on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for our customers. Any of these activities could adversely affect the value of the Basket and, therefore, the market value of the notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Basket or one or more of the Basket Components. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the notes.

•	Our initial estimated value of the notes will be lower than the price to public. — Our initial estimated value of the notes is only an estimate, and is based on a number of factors. The price to public of the notes will exceed our initial estimated value, because costs associated with offering, structuring and hedging the notes are included in the price to public, but are not included in the estimated value. These costs include the underwriting discount and selling concessions, the profits that we and our affiliates expect to realize for assuming the risks in hedging our obligations under the notes and the estimated cost of hedging these obligations. The initial estimated value of the notes may be as low as the amount indicated on the cover page of this pricing supplement.

•	Our initial estimated value does not represent any future value of the notes, and may also differ from the estimated value of any other party. — Our initial estimated value of the notes as of the date of this preliminary pricing supplement is, and our estimated value as determined on the pricing date will be, derived using our internal pricing models. This value is based on market conditions and other relevant factors, which include volatility of the Underlying Asset, dividend rates and interest rates. Different pricing models and assumptions could provide values for the notes that are greater than or less than our initial estimated value. In addition, market conditions and other relevant factors after the pricing date are expected to change, possibly rapidly, and our assumptions may prove to be incorrect. After the pricing date, the value of the notes could change dramatically due to changes in market conditions, our creditworthiness, and the other factors set forth in this pricing supplement and the product supplement. These changes are likely to impact the price, if any, at which we or BMOCM would be willing to purchase the notes from you in any secondary market transactions. Our initial estimated value does not represent a minimum price at which we or our affiliates would be willing to buy your notes in any secondary market at any time.

•	The terms of the notes are not determined by reference to the credit spreads for our conventional fixed-rate debt. — To determine the terms of the notes, we will use an internal funding rate that represents a discount from the credit spreads for our conventional fixed-rate debt. As a result, the terms of the notes are less favorable to you than if we had used a higher funding rate.

P-6

•	Certain costs are likely to adversely affect the value of the notes. — Absent any changes in market conditions, any secondary market prices of the notes will likely be lower than the price to public. This is because any secondary market prices will likely take into account our then-current market credit spreads, and because any secondary market prices are likely to exclude all or a portion of the agent’s commission and the hedging profits and estimated hedging costs that are included in the price to public of the notes and that may be reflected on your account statements. In addition, any such price is also likely to reflect a discount to account for costs associated with establishing or unwinding any related hedge transaction, such as dealer discounts, mark-ups and other transaction costs. As a result, the price, if any, at which BMOCM or any other party may be willing to purchase the notes from you in secondary market transactions, if at all, will likely be lower than the price to public. Any sale that you make prior to the maturity date could result in a substantial loss to you.

•	Owning the notes is not the same as owning the Basket Components. — The return on your notes will not reflect the return you would realize if you actually owned the Basket Components and held that investment for a similar period. Your notes may trade quite differently from the Basket Components. Changes in the prices of the Basket Components may not result in comparable changes in the market value of your notes. Even if the prices of the Basket Components increase during the term of the notes, the market value of the notes prior to maturity may not increase to the same extent. It is also possible for the market value of the notes to decrease while the prices of the Basket Components increase. In addition, any dividends or other distributions paid on the Basket Components will not be reflected in the amount payable on the notes.

•	You will not have any rights to the Basket Components. — As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the Basket Components would have.

•	Lack of liquidity. — The notes will not be listed on any securities exchange. BMOCM may offer to purchase the notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade the notes is likely to depend on the price, if any, at which BMOCM is willing to buy the notes.

•	Many economic and market factors will influence the value of the notes. — In addition to the prices of the Basket Components and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, and which are described in more detail in the product supplement.

•	You must rely on your own evaluation of the merits of an investment linked to the Basket. — In the ordinary course of their business. BMOCM, Raymond James and our affiliates from time to time may express views on expected movements in the prices of one or more of the Basket Components. One or more of our affiliates, or Raymond James or its affiliates, have published, and in the future may publish, research reports that express views on one or more of the Basket Components. However, these views are subject to change from time to time. Moreover, other professionals who deal in the markets relating to the Basket Components at any time may have significantly different views from those of our affiliates. You are encouraged to derive information concerning the Basket Components from multiple sources, and you should not rely solely on the views expressed by us, Raymond James or our respective affiliates.

•	Our trading and other transactions relating to the Basket Components, futures, options or other derivative products may adversely affect the market value of the notes. — We, Raymond James, or one or more of our respective affiliates may also engage in trading relating to the Basket Components on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for our customers, including block trades. Any of these activities could adversely affect the prices of the Basket Components and, therefore, the market value of the notes. We, Raymond James, or one or more of our respective affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Basket Components. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the notes.

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•	Our business activities and the business activities of our affiliates may create conflicts of interest. As noted above, we, Raymond James, or one or more of our respective affiliates expect to engage in trading activities related to the Basket Components that are not for the account of holders of the notes or on their behalf. These trading activities may present a conflict between the holders’ interests in the notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the prices of the Basket Components, could be adverse to the interests of the holders of the notes. We, Raymond James, or one or more of our respective affiliates may, at present or in the future, engage in business with the issuers of the Basket Components, including making loans to or providing advisory services to those companies. These services could include investment banking and merger and acquisition advisory services. These activities may present a conflict between our or one or more of our affiliates’ obligations and your interests as a holder of the notes. Moreover, we, Raymond James and our respective affiliates have published, and in the future expect to publish, research reports and other materials with respect to most or even all of the Basket Components. Our views are modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Even if our affiliates or Raymond James express a negative opinion about one or more of the Basket Components, or if market conditions change, the composition of the Basket will not change during the term of the notes (except under the limited circumstances described below). Any of these activities by us or one or more of our affiliates may affect the prices of the Basket Components and, therefore, the market value of the notes. Neither the offering of the notes nor any views which our affiliates from time to time may express in the ordinary course of their businesses constitutes a recommendation as to the merits of an investment in the notes.

•	Hedging and trading activities. — We or any of our affiliates may carry out hedging activities related to the notes, including purchasing or selling the Basket Components, or futures or options relating to the Basket Components, or other derivative instruments with returns linked or related to changes in the performance of the Basket Components. We or our affiliates may also engage in trading relating to the Basket Components from time to time. Any of these hedging or trading activities on or prior to the pricing date and during the term of the notes could adversely affect our payment to you at maturity.

•	Significant aspects of the tax treatment of the notes are uncertain. — The tax treatment of the notes is uncertain. We do not plan to request a ruling from the Internal Revenue Service or from any Canadian authorities regarding the tax treatment of the notes, and the Internal Revenue Service or a court may not agree with the tax treatment described in this pricing supplement.

The Internal Revenue Service has issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, a holder should be required to accrue interest over the term of an instrument such as the notes even though that holder will not receive any payments with respect to the notes until maturity and whether all or part of the gain a holder may recognize upon sale or maturity of an instrument such as the notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis.

Please read carefully the section entitled “U.S. Federal Tax Information” in this pricing supplement, the section entitled “Supplemental Tax Considerations—Supplemental U.S. Federal Income Tax Considerations” in the accompanying product supplement, the section entitled “United States Federal Income Taxation” in the accompanying prospectus and the section entitled “Certain Income Tax Consequences” in the accompanying prospectus supplement. You should consult your tax advisor about your own tax situation.

Additional Risks Relating to the Basket Components

•	The inclusion of the Basket Components in Raymond James’ Best Picks does not guarantee a positive return on the notes. Raymond James’ process in creating the Best Picks for 2019 was to permit the analysts of its research department to each identify stocks that, at the time of the creation of the list, the analyst believes will be able to sustain operational growth and price appreciation over a 12 month period. However, there can be no assurance that any Basket Component, or the Best Picks for 2019 in its entirety, will perform as intended. The list of stocks on Best Picks for 2019 is not dynamic; if the analysts’ opinion of a Basket Component changes after the list is constituted, that change will not cause the deletion or addition of Basket Components to the list. While all of the securities that are included in the best picks list had a “strong buy” rating from Raymond James at the time of selection, there is no guarantee that those securities will retain that rating throughout the term of the notes. The performance of the Basket Components may be less than the performance of the equities markets generally, and less than the performance of specific sectors of the equity markets, or other securities in which you may choose to invest. Although Raymond James has expressed a positive view as to the Basket Components prior to the date of this pricing supplement, its views may change significantly during the term of the notes. In addition, any positive views of Raymond James’ research division is separate and apart from the offering of these notes, and does not constitute investment advice. Our offering of the notes does not constitute our recommendation or the recommendation of ours, Raymond James, or our respective affiliates to invest in the notes or in the Basket Components.

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•	An investment in the notes may be subject to risks associated with non-U.S. securities markets. Two of the Basket Components, BABA and SPOT, were issued by a non-U.S. company or may be listed on a non-U.S. stock exchange, in addition to its U.S. listing. Therefore, the return on the notes may be affected by factors affecting the value of securities in the relevant non-U.S. markets. Non-U.S. securities markets may be more volatile than U.S. securities markets, and market developments may affect non-U.S. securities markets differently from the U.S. securities markets. Direct or indirect government intervention to stabilize these non-U.S. securities markets, as well as cross shareholdings among non-U.S. companies, may affect trading prices and volumes in those markets. In addition, non-U.S. companies are subject to accounting, disclosure, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

Securities prices of non-U.S. companies are subject to political, economic, financial and social factors that may be q unique to the particular country. These factors, which could negatively affect the non-U.S. securities markets, include the possibility of recent or future changes in the economic and fiscal policies of non-U.S. governments, the possible imposition of, or changes in, currency exchange laws or other non-U.S. laws or restrictions applicable to non-U.S. companies or investments in non-U.S. equity securities, the possibility of fluctuations in the rate of exchange between currencies, the possibility of outbreaks of hostility and political instability and the possibility of natural disaster or adverse public health developments in the region. Moreover, the economies of certain foreign countries may differ favorably or unfavorably from the U.S. economy in important respects, such as growth of gross national product, rate of inflation, trade surpluses or deficits, capital reinvestment, resources and self-sufficiency.

•	Some of the Basket Components have only been publicly traded for a limited amount of time. Some of the Basket Components, including BABA, ICUI and SPOT, have only been publicly traded for a limited amount of time. Accordingly, it may be more difficult for you to evaluate the historical performance of those Basket Components than would be the case for Basket Components with a longer trading history.

•	Industry consolidation and other corporate events may alter the composition of the Basket. If a Basket Component Issuer is acquired in a stock-for-stock transaction, the stock of the acquiring company will assume that Basket Component’s place in the Basket, including if the stock of the acquiring company is already in the Basket. Consequently, any consolidation among issuers of the Basket Components will result in an increased weighting in the Basket for the surviving company. The effects on the Basket and the Initial Share Prices of the Basket Components of consolidation transactions and other reorganization events with respect to the Basket Components are described in “Description of the Notes—Anti-dilution Adjustments.”

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Hypothetical Return on the Notes at Maturity

The following table and examples illustrate the hypothetical return at maturity on a $1,000 investment in the notes. The “return,” as used in this section is the number, expressed as a percentage, which results from comparing the payment at maturity per $1,000 in principal amount of the notes to $1,000. The hypothetical total returns set forth below are based on the Initial Level of 100, the Upside Leverage Factor of 150%, and a hypothetical Maximum Redemption Amount of $1,130 (the low end of the range set forth above). The hypothetical returns set forth below are for illustrative purposes only and may not be the actual returns applicable to investors in the notes. The numbers appearing in the following table and in the examples below have been rounded for ease of analysis.

Hypothetical Final Level	Hypothetical Percentage Change	Hypothetical Payment at Maturity	Hypothetical Return on the Notes
150.00	50.00%	$1,130.00	13.00%
140.00	40.00%	$1,130.00	13.00%
120.00	20.00%	$1,130.00	13.00%
110.00	10.00%	$1,130.00	13.00%
108.67	8.67%	$1,130.00	13.00%
105.00	5.00%	$1,075.00	7.50%
102.00	2.00%	$1,030.00	3.00%
100.00	0.00%	$1,000.00	0.00%
95.00	-5.00%	$1,000.00	0.00%
90.00	-10.00%	$1,000.00	0.00%
85.00	-15.00%	$850.00	-15.00%
80.00	-20.00%	$800.00	-20.00%
70.00	-30.00%	$700.00	-30.00%
60.00	-40.00%	$600.00	-40.00%
50.00	-50.00%	$500.00	-50.00%
0.00	-100.00%	$0.00	-100.00%

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Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the returns set forth in the table above are calculated.

Example 1: The value of the Basket decreases from the Initial Level of 100.00 to a hypothetical Final Level of 50.00, representing a Percentage Change of -50%. Because the Percentage Change is less than the Barrier Percentage, the investor receives a payment at maturity of $500 per $1,000 in principal amount of the notes, calculated as follows:

$1,000 + ($1,000 x -50%) = $500

Example 2: The value of the Basket decreases from the Initial Level of 100.00 to a hypothetical Final Level of 95.00, representing a Percentage Change of -5%. Because the Percentage Change is negative, but is not less than the Barrier Percentage, the investor receives the principal amount at maturity.

Example 3: The value of the Basket increases from the Initial Level of 100.00 to a hypothetical Final Level of $105.00, representing a Percentage Change of 5%. Because the Percentage Change is positive and the Percentage Change multiplied by the Upside Leverage Factor does not exceed the Maximum Return, the investor receives a payment at maturity of $1,075.00 per $1,000 in principal amount of the notes, calculated as follows:

$1,000 + [$1,000 x (5% x 150%)] = $1,075.00

Example 4: The value of the Basket increases from the Initial Level of 100.00 to a hypothetical Final Level of $120.00, representing a Percentage Change of 20%. Because the Percentage Change is positive and when multiplied by the Upside Leverage Factor, exceeds the Maximum Return, the investor receives a payment at maturity of $1,130 per $1,000 in principal amount of the notes, the Maximum Redemption Amount.

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U.S. Federal Tax Information

By purchasing the notes, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat each note as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes. However, the U.S. federal income tax consequences of your investment in the notes are uncertain and the Internal Revenue Service could assert that the notes should be taxed in a manner that is different from that described in the preceding sentence. Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product supplement under “Supplemental Tax Considerations—Supplemental U.S. Federal Income Tax Considerations,” which applies to the notes, except that the following disclosure supplements, and to the extent inconsistent supersedes, the discussion in the product supplement. The discussions below and in the accompanying product supplement do not address the tax consequences applicable to holders subject to Section 451(b) of the Code.

Under current Internal Revenue Service guidance, withholding on “dividend equivalent” payments (as discussed in the product supplement), if any, will not apply to notes that are issued as of the date of this pricing supplement unless such notes are “delta-one” instruments. Based on our determination that the notes are not delta-one instruments, non-U.S. holders should not generally be subject to withholding on dividend equivalent payments, if any, under the notes.

The accompanying product supplement notes that FATCA withholding on payments of gross proceeds from a sale or redemption of notes will only apply to payments made after December 31, 2018. That discussion is modified to reflect regulations proposed by the U.S. Treasury Department in December 2018 indicating an intent to eliminate the requirement under FATCA of withholding on gross proceeds of the disposition of financial instruments. The U.S. Treasury Department has indicated that taxpayers may rely on these proposed regulations pending their finalization. Prospective investors are urged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in the notes.

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Supplemental Plan of Distribution (Conflicts of Interest)

We, either ourselves or through BMOCM as agent, have entered into an arrangement with Raymond James, whereby Raymond James will act as an agent in connection with the distribution of the notes. The notes sold by Raymond James to investors will be offered at the issue price of $1,000 per note. Raymond James will receive the compensation set forth on the cover page of this document, together with licensing fees for its research related to the Basket Components, as described in "Description of the Basket Components—License Agreement."

We expect that delivery of the notes will be made against payment for the notes on a date that is greater than two business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than two business days prior to the issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

We own, directly or indirectly, all of the outstanding equity securities of BMOCM, the agent for this offering. In accordance with FINRA Rule 5121, BMOCM may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

We reserve the right to withdraw, cancel or modify the offering of the notes and to reject orders in whole or in part. You may cancel any order for the notes prior to its acceptance.

You should not construe the offering of the notes as a recommendation of the merits of acquiring an investment linked to the Underlying Asset, or as to the suitability of an investment in the notes.

BMOCM may, but is not obligated to, make a market in the notes. BMOCM will determine any secondary market prices that it is prepared to offer in its sole discretion.

We may use the pricing supplement relating to the notes in the initial sale of the notes. In addition, BMOCM or another of our affiliates may use that pricing supplement in market-making transactions in any notes after their initial sale. Unless BMOCM or we inform you otherwise in the confirmation of sale, that pricing supplement is being used by BMOCM in a market-making transaction.

For a period of approximately three months following issuance of the notes, the price, if any, at which we or our affiliates would be willing to buy the notes from investors, and the value that BMOCM may also publish for the notes through one or more financial information vendors and which could be indicated for the notes on any brokerage account statements, will reflect a temporary upward adjustment from our estimated value of the notes that would otherwise be determined at that time. This temporary upward adjustment represents a portion of (a) the hedging profit that we or our affiliates expect to realize over the term of the notes and (b) the underwriting discount and selling concessions paid in connection with this offering. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the three-month period.

No Prospectus (as defined in Directive 2003/71/EC (as amended, the “Prospectus Directive”)) will be prepared in connection with the notes. Accordingly, the notes may not be offered to the public in any member state of the European Economic Area (the “EEA”), and any purchaser of the notes who subsequently sells any of the notes in any EEA member state must do so only in accordance with the requirements of the Prospectus Directive, as implemented in that member state.

The notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the EEA. For these purposes, the expression “offer" includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, and a “retail investor” means a person who is one (or more) of: (a) a retail client, as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (b) a customer, within the meaning of Insurance Distribution Directive 2016/97/EU, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (c) not a qualified investor as defined in the Prospectus Directive. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared, and therefore, offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

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Additional Information Relating to the Estimated Initial Value of the Notes

Our estimated initial value of the notes on the date of this preliminary pricing supplement, and that will be set forth on the cover page of the final pricing supplement relating to the notes, equals the sum of the values of the following hypothetical components:

•	a fixed-income debt component with the same tenor as the notes, valued using our internal funding rate for structured notes; and

•	one or more derivative transactions relating to the economic terms of the notes.

The internal funding rate used in the determination of the initial estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The value of these derivative transactions are derived from our internal pricing models. These models are based on factors such as the traded market prices of comparable derivative instruments and on other inputs, which include volatility, dividend rates, interest rates and other factors. As a result, the estimated initial value of the notes on the pricing date will be determined based on market conditions at that time.

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Raymond James Analysts’ Best Picks® for 2019

The Basket is composed of publicly traded common stocks selected by the Equity Research Department at Raymond James as the “Raymond James Analysts’ Best Picks® for 2019. Every year since December 1995, the equity research department at Raymond James has selected its best picks for the following calendar year. The best picks list is a static list announced in December for the following calendar year.

The goal in selecting the Best Picks for 2019 was to identify stocks that will be able to sustain operational growth and price appreciation over a 12 month period. Only certain stocks covered by certain analysts in the Raymond James Equity Research Department can be considered for selection as a Best Pick. In order to be included in the Raymond James Analysts’ Best Picks®, stocks must have satisfied certain criteria, including without limitation, the following:

•	the stock must have been recommended by an equity research analyst that has at least two years of sell-side research experience following the industry as a lead analyst;
•	the stock must have been rated a “strong buy” at the time of selection;
•	only one stock per analyst and only one choice per industry sub-sector is allowed;
•	no company may be on the list for more than two consecutive years;
•	the market capitalization of the company must have been at least $1,000,000,000;
•	the stock price must have been greater than $10.00 per share, and if under $20.00 per share, then the market capitalization of the company must have been at least $1,500,000,000;
•	the stocks selected must have had an average daily trading value of at least $10,000,000 over the last 100 trading days; and
•	Raymond James Equity Research Department must have determined that there is a relatively high probability of the company beating the current consensus 2019 earnings per share (“EPS”) or earnings before interest, taxes, depreciation and amortization (“EBITDA”) forecasts, which was derived from different information providers. If the company’s current consensus 2019 EPS was expected to be negative, the 2019 EBITDA estimate must have represented a significant increase.

The composition of the Basket and the identity of the Basket Components were selected by the Raymond James Equity Research Department. Neither we nor our affiliates take any responsibility for the selection of the Basket and the identity of the Basket Components or otherwise endorses such stocks and none of such entities (or Raymond James) makes any representation as to the performance of any Basket Component or the Basket. All of the stocks that are included in the best picks list had a “strong buy” rating at the time of selection; however, there is no guarantee that the stocks will retain that rating throughout the term of the notes.

There are a number of risks that will affect each of the companies that comprise the Best Picks, including, but not limited to, industry specific risks, risks relating to major competitors or new product expectations, unforeseen developments with respect to the management, financial condition or accounting policies or practices of the company, and external factors that could affect the U.S. economy, interest rates, the U.S. dollar or particular segments of the economy. Any of these changes may have an adverse effect on the company, the performance of its stock, investor confidence in the stock and the company’s business prospects. Please see “Additional Risk Factors— Additional Risks Relating to the Basket Components—The inclusion of the Basket Components in Raymond James’ Best Picks does not guarantee a positive return on the notes” in this pricing supplement.

The information in this section has been provided by Raymond James.

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Description of the Basket Components

Companies with securities registered under the Exchange Act, are required to file periodically financial and other information specified by the SEC. Information provided to or filed with the SEC can be obtained through the SEC’s website at http://www.sec.gov. Information on that website is not included or incorporated by reference in this pricing supplement.

This pricing supplement relates only to the notes offered hereby and does not relate to any Basket Components or other securities of any Basket Component Issuer. We derived all disclosures in this pricing supplement regarding the Basket Component Issuers from publicly available documents described in the preceding paragraph. In connection with the offering of the notes, none of us, Raymond James, or our respective affiliates have participated in the preparation of such documents or made any due diligence inquiry with respect to any Basket Component Issuer. None of us, Raymond James, or any of our respective affiliates makes any representation that such publicly available documents or any other publicly available information regarding any Basket Component Issuer is current, accurate or complete. None of such documents shall be deemed to be incorporated by reference into this pricing supplement.

We encourage you to review recent prices of the Basket Components before making an invest decision as to the notes.

The composition of the Basket and the identity of the Basket Components were selected by the Raymond James Equity Research Department. Neither we nor our affiliates take any responsibility for the selection of the Basket and the identity of the Basket Components or otherwise endorses those stocks and none of those entities makes any representation as to the performance of any Basket Component or the Basket.

The Equity Research Department at Raymond James & Associates, Inc. regularly publishes research regarding equity securities. The Basket Components have been selected from among the companies covered by the Equity Research Department or the research division of one or more investment banks with which Raymond James has a research relationship. However, we note that these are only research views based on currently available information. There is no assurance that any particular company will be successful. Moreover, the business, results of operations, and prospects of these companies are subject to conditions outside of the control of the Equity Research Department, such as general economic conditions.

Additional information regarding Raymond James research analyst ratings is available at http://www.raymondjames.com/rsch_how.htm. Information on that website is not included or incorporated by reference in this document. A rating is subject to downward revision at any time, and a broker-dealer may cease to cover a particular security at any time, including during the term of the notes.

The information in the above two paragraphs has been provided by Raymond James.

The composition of the Basket and the identity of the Basket Components were selected by the Equity Research Department. Neither we nor our affiliates take any responsibility for the selection of the Basket or the identity of the Basket Components or otherwise endorses such stocks and none of such entities (or Raymond James) makes any representation as to the performance of any Basket Component or the Basket.

License Agreement

We have entered into a license agreement with Raymond James, under which we have obtained the right to use the stocks discussed herein in connection with our issuance of the notes. Under the license agreement, we have agreed to pay Raymond James a fee of up to 0.75% of the principal amount of the notes.

The license agreement requires this section to state as follows:

Solely by participating in this offering, Raymond James makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the Basket to track general or industry-specific stock market performance. Raymond James and its third party licensors have no obligation to take the needs of Bank of Montreal or the owners of the notes into consideration in determining, composing or calculating the Basket. BMOCM is calculation agent for the notes and will have discretion in making various determinations that affect the notes and Raymond James is not responsible for any such calculations or determinations. Raymond James has no obligation or liability in connection with the administration or trading of the notes.

Raymond James has licensed certain of its trademarks to us.

The mark “RAYMOND JAMES” is a trademark of Raymond James & Associates, Inc. and/or its affiliates, and has been licensed for our use.

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Aaron's, Inc.

Aaron's, Inc. is a lease-to-own retailer. The company focuses on leases and retail sales of furniture, electronics, appliances, and computers.

This Basket Component trades on the New York Stock Exchange (“NYSE”) under the symbol “AAN”

Alaska Air Group, Inc.

Alaska Air Group, Inc. is an airline holding company based in the state of Washington. It owns certificated airlines operating in the United States.

This Basket Component trades on the NYSE under the symbol “ALK.”

The All State Corporation

The All State Corporation is one of the largest insurance providers in the United States. The company also has personal lines insurance operations in Canada.

This Basket Component trades on the NYSE under the symbol “ALL.”

Alibaba Group Holding Limited

Alibaba Group Holding Limited operates as a holding company. The company provides internet infrastructure, e-commerce, online financial, and internet content services through its subsidiaries. It is organized in the Cayman Islands, and operates principally in China.

This Basket Component trades as American Depositary Shares on the NYSE under the symbol “BABA.”

Becton, Dickinson and Company

Becton, Dickinson and Company is an American medical technology company that manufactures and sells medical devices, instrument systems, and reagents.

This Basket Component trades on the NYSE under the symbol BDX.

CBRE Group, Inc.

CBRE Group, Inc. is a commercial real estate services and investment firm.

This Basket Component trades on the NYSE under the symbol “CBRE.”

CVS Health Corporation

CVS Health Corporation is a retail pharmacy and health care company that operates principally in the U.S.

This Basket Component trades on the NYSE under the symbol “CVS.”

ICU Medical, Inc.

ICU Medical Inc. develops infusion therapies, and offers products that include IV solutions, IV smart pumps with pain management and safety software technology, dedicated and non-dedicated IV sets and needlefree connectors designed to help meet clinical, safety and workflow goals.

This Basket Component trades on the Nasdaq under the symbol “ICUI.”

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Incyte Corporation

Incyte Corporation is a biopharmaceutical company focused on the discovery, development and commercialization of proprietary therapeutics.

This Basket Component trades on the Nasdaq under the symbol “INCY.”

Marathon Petroleum Corporation

Marathon Petroleum Corporation is a U.S. based petroleum refining, marketing, and transportation company.

This Basket Component trades on the NYSE under the symbol “MPC.”

O’Reilly Automotive, Inc.

O’Reilly Automotive, Inc. is an American auto parts retailer that provides automotive aftermarket parts, tools, supplies, equipment, and accessories in the United States serving both the professional service providers and do-it-yourself customers.

This Basket Component trades on the Nasdaq under the symbol “ORLY.”

RingCentral, Inc.

RingCentral, Inc. is provider of cloud-based communications and collaboration solutions for businesses.

This Basket Component trades on the NYSE under the symbol “RNG.”

Spotify Technology S.A.

Spotify Technology S.A. is one of the world’s largest music streaming subscription services.

This Basket Component trades on the NYSE under the symbol “SPOT.”

Worldpay, Inc.

Worldpay, Inc. provides global payment solutions, providing technology solutions to its clients to allow them to accept payments of different types, across multiple payment channels nearly anywhere in the world.

This Basket Component trades on the NYSE under the symbol “WP.”

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